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February 28, 2025

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn: Christina DiAngelo Fettig

Re:	Investcorp Credit Management BDC, Inc.

Form 10-K for Year Ended June 30, 2024 (“Form 10-K”)

File Number: 814-01054

Dear Ms. Fettig:

On behalf of Investcorp Credit Management BDC, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Dechert LLP, counsel to the Company, on February 6, 2025, relating to the Form 10-K. Unless explicitly provided, we understand that your comments are intended to apply to disclosure in the Company’s future filings.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the responses of the Company.

1.

Comment: The Staff refers to the XBRL tagging requirements with respect to the Form 10-K. In future SEC filings, please utilize the standard U.S. GAAP taxonomy where available, as opposed to custom tags, for “change in unrealized,” “affiliates,” “management fee waivers” and “other income.”

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will undertake to comply with the Staff’s comment in future SEC filings with respect to the XBRL tagging requirements for “change in unrealized,” “affiliates,” “management fee waivers” and “other income.”

2.	Comment: The Staff notes the below variations between debt outstanding and actual par amount outstanding. Please clarify these discrepancies.

February 28, 2025 Page 2

(a)	The chart on page 30 assumes $106.2 million in debt outstanding when the actual par amount outstanding is $108 million.

Response: The Company respectfully advises the Staff that it will undertake to ensure that the par amount of outstanding debt is used to calculate the figures in this chart for future filings.

(b)	Page 71 assumes $106.3 million in debt outstanding when the actual par amount outstanding is $108 million.

Response: The Company respectfully advises the Staff that it will undertake to disclose the par amount of debt outstanding in this section for future filings.

3.	Comment: The Staff requests the Company to review and enhance the following disclosures to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future filings.

(a)

The Staff notes that the disclosure on page 70 under “Expenses” states: “Total expenses for the year ended June 30, 2024 of $17.3 million were flat compared to $17.3 million for the year ended June 30, 2023.” However, the Staff notes that there could have been material changes in individual line items that offset each other. Pursuant to Regulation S-K Item 303(b), “[w]here the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms.” Please consider reviewing and enhancing the disclosure in future filings in compliance with Regulation S-K Item 303(b).

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings, as required by Regulation S-K Item 303(b).

(b)

The Staff notes the trending increase in PIK interest income and PIK dividend income over the past three years. Please describe the underlying reasons for these material changes in quantitative and qualitative terms. Pursuant to Regulation S-K Item 303(a), “[a] discussion and analysis that meets the requirements of this paragraph (a) is expected to better allow investors to view the registrant from management’s perspective.”

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings, as required by Regulation S-K Item 303(a).

February 28, 2025 Page 3

(c)

The Staff notes that on page 71 under “Capital Resources,” the Company discloses an asset coverage ratio of 169.5%. However, the Staff was unable to recalculate the asset coverage per unit amounts on page 72 under “Senior Securities.” The Staff notes the Company’s previous response to a similar comment in correspondence with the SEC dated March 30, 2022 to “ensure that the methodology used to calculate the asset coverage ratio is consistent across the narrative and tabular disclosure in future filings.” Please confirm that narrative and tabular disclosure are calculated using same methodology.

Response: The Company respectfully advises the Staff that it will undertake to ensure that the methodology used to calculate the asset coverage ratio is consistent across the narrative and tabular disclosure in future filings. The Company undertakes to revise the figures in the tabular disclosure in future SEC filings. An additional level of review will be added to the process prior to submission of Form 10-K to avoid a recurrence of this issue going forward.

4.

Comment: The Company is described as “non-diversified”; however, given the Company’s investing activity, please consider if the Company is still operating as “non-diversified” and update the disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it appropriately discloses its status as a non-diversified investment company. For this reason, the Company respectfully declines to make any changes in response to this comment.

5.	Comment: The Staff notes the following comments regarding unitranche loans.

(a)

The Staff notes that footnotes 11-13 under the “Consolidated Schedule of Investments” appear to identify unitranche loans; however, it is not clear from footnote 12 whether the Company owns the “last out” or the “first out” tranche. Please clarify this disclosure in future SEC filings.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings.

(b)

The Staff notes the unitranche loans described in footnotes 11-13 under the “Consolidated Schedule of Investments” are categorized as senior secured first lien debt investments. Please consider revising and clarifying the disclosure for how the unitranche loans are categorized. The Staff notes that in other parts of the Form 10-K, the Company discloses standalone first and second lien loans, standalone unitranche loans, and mezzanine loans.

February 28, 2025 Page 4

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings.

(c)	Please enhance the risk disclosure to disclose the risks of the “last out” tranche.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings.

6.

Comment: Please consider whether the common stock investments in Sandvine Corporation disclosed on page 85 of the “Consolidated Schedule of Investments” should include a footnote identifying these investments as non-qualifying assets under Section 55(a) of the Investment Company Act of 1940, as amended.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings.

7.

Comment: The Staff notes that footnote 10 of the “Consolidated Schedule of Investments” identifies investments held through Investcorp Credit Management BDC SPV, LLC. Please confirm whether the disclosure “indirectly held” is appropriate as Investcorp Credit Management BDC SPV, LLC is wholly owned and consolidated with the Company.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that while Investcorp Credit Management BDC SPV, LLC is consolidated for U.S. GAAP purposes, its investments are not directly held by the Company as a matter of law.

8.

Comment: The Staff notes the disclosure of net investment income per share on page 81 of the “Statement of Operations.” Please consider removing the disclosure of net investment income per share from the “Statement of Operations” pursuant to Accounting Standards Codification (“ASC”) 260-10-45 issued by the Financial Accounting Standards Board (“FASB”).

Response: The Company respectfully acknowledges the Staff’s comment and will undertake to revise the disclosure as required by FASB ASC 260-10-45 in future SEC filings.

9.

Comment: In future SEC filings, please disclose how “weighted average” is calculated for quantitative information relating to the Company’s Level 3 fair value measurements, as required by FASB ASC 820-10-50-2(bbb)(2).

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings, as required by FASB ASC 820-10-50-2(bbb)(2).

February 28, 2025 Page 5

10.	Comment: In future SEC filings, please disclose the average dollar amount of borrowings and average interest rate overall, as required by Rule 6-07(3) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the disclosure in future SEC filings, as required by Rule 6-07(3) of Regulation S-X.

11.

Comment: Please review and confirm whether the captions for “ratio of net investment income before fee waiver to average net assets” and “ratio of net investment income after fee waiver to average net assets” in the “Ratio/Supplemental Data” section under “Note 12. Financial Highlights” on page 114 are accurate, as the ratio of net investment income before the fee waiver is higher than the ratio of net investment income after the fee waiver.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise the figures in the tabular disclosure in future SEC filings.

* * * * * *

February 28, 2025 Page 6

Please contact the undersigned at (202) 261-3402 (or by email at alexander.karampatsos@dechert.com) or Harry S. Pangas at (202) 261-3466 (or by email at harry.pangas@dechert.com) or with any questions or comments.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos